Exhibit 99.1

Yingli Green Energy Forms Special Committee to Consider Potential Resolutions of Debt Repayment Issues

BAODING, China, March 7, 2017 Yingli Green Energy Holding Company Limited (NYSE: YGE) ("Yingli Green Energy" or "the Company"), one of the world's leading solar panel manufacturers, today announced that, in order to properly consider the Company’s options with respect to and ultimately resolve the debt repayment issues faced by the Company’s principal subsidiaries, the Company’s board of directors has formed a special committee (the “Special Committee”) comprised solely of independent directors to assess the Company’s operating and financial situation and evaluate, develop and recommend one or more strategic alternatives and financing plans potentially available to the Company in order to improve its debt structure.

The time that may be required for the Special Committee to complete its work and any assessment, evaluation and recommendation to be made by the Special Committee are unpredictable. No timetable has been set for the Special Committee to complete its work. No decision has been made to engage in any particular transaction or transactions. There can be no assurance that the Special Committee or the board of directors of the Company will authorize the pursuit of any strategic alternative. The Company does not expect to comment further or update the market with any additional information unless and until the Special Committee has approved a specific transaction or otherwise deems disclosure necessary or appropriate.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as "Yingli Solar," is one of the world's leading solar panel manufacturers. Yingli Green Energy's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 17GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan
Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com